United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Summary of the decisions taken unanimously at an extraordinary meeting of the Board of Directors of ARACRUZ CELULOSE S.A., held at 17:30 p.m. on March 24, 2009 in the company’s offices located at Av. Brigadeiro Faria Lima, nº 2.277 – 4th floor, in the city of São Paulo - SP.

Summary:

Under the terms of the provisions contained in article 15, paragraph 3, of the company’s By-Laws, the Board of Directors has decided to appoint as 1st Vice-Chairman of the Board Mr. CARLOS AUGUSTO LIRA AGUIAR, Brazilian, married, engineer, domiciled in the municipality of Aracruz-ES, bearer of identity card nº 11.703.711, issued on May 23, 1977 by the IICC-SP, and Ministry of Finance Social Security (CPF/MF) nº 032.209.829 -72, whose business address is Rodovia Aracruz/Barra do Riacho, km 25 (plant), in the municipality of Aracruz-ES, who will therefore substitute the chairman of the Board in the event of his absence or impediment.

São Paulo - SP, March 24, 2009.

Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer